Exemption file number 82-4953

Heineken
NV

02 MAY 14 AM 10:

02034037

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591	02-014		April 26, 2002

SUPPL

Dear Sir/Madam,

Attached please find a publication of Heineken NV dated April 26, 2002.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

J.C. van de Merbel
Director Investor Relations

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Encl.

dw 5/15

Amsterdam, 26 April 2002

K. Vuursteen appointed Commander of the Order of Orange-Nassau

Mr K. Vuursteen was this afternoon appointed Commander of the Order of Orange-Nassau. Mr Vuursteen was presented with the insignia of the honour by Mrs A. Jorritsma, caretaker Minister of Economic Affairs, at a ceremony also attended by Mr F.C. Dales, mayor of Breukelen.

The presentation was made in the Heineken Experience in Amsterdam, where Mr Vuursteen had just said a personal farewell to the staff of Heineken N.V. He retired as chairman of the Executive Board, having reached pensionable age, at the General Meeting of Shareholders held yesterday.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For further information about Heineken N.V., visit www.heinekencorp.com